SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)


                      Under the Securities Exchange Act of 1934
                                (Amendment No.___)

                                 BARNES GROUP INC.
                     -------------------------------------------
                                  (Name of Issuer)


                      Common Stock, par value $1.00 per share
                     -------------------------------------------
                           (Title of Class of Securities)


                                    067806-10-9
                     -------------------------------------------
                                   (CUSIP Number)


                    William V. Grickis, Jr., Barnes Group Inc.,
                123 Main St., P. O. Box 489, Bristol, CT  06011-0489,
                -----------------------------------------------------
                                 Tel. 860/583-7070
                                 -----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

             ---------------------------------------------------------------
                 (Date of Event Which Requires Filing of This Statement)




       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3), check the following box: [*]

     _________________________
     *  See explanatory note set forth herein.



                                 (Page 1 of 6 Pages)

                                    Schedule 13D
                                   --------------



         CUSIP NO.:  067806-10-9
--------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSONS
      |  S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON.
      |
      |       Thomas O. Barnes
      |       SS# ###-##-####
--------------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      |  ............................................................ a.[   ]
      |  ............................................................ b.[   ]
--------------------------------------------------------------------------------
   3  |  SEC USE ONLY
--------------------------------------------------------------------------------
   4  |  SOURCE OF FUNDS
      |       OO, PF
--------------------------------------------------------------------------------
   5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |  TO ITEMS 2(d) or 2(e).                                         [   ]
--------------------------------------------------------------------------------
   6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |       United States
--------------------------------------------------------------------------------
NUMBER OF    |  7  | SOLE VOTING POWER
OF SHARES    |     |  430,811
             -------------------------------------------------------------------
BENEFICIALLY |     | SHARED VOTING POWER
OWNED BY EACH|  8  |
REPORTING    |     |    1,020
             -------------------------------------------------------------------
PERSON WITH  |  9  | SOLE DISPOSITIVE POWER
             |     |   77,962
             -------------------------------------------------------------------
             | 10  | SHARED DISPOSITIVE POWER
             |     |  134,535
--------------------------------------------------------------------------------
  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |               457,134
--------------------------------------------------------------------------------
  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |  ................................................................[    ]
--------------------------------------------------------------------------------
  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |               6.9%
--------------------------------------------------------------------------------
  14  |  TYPE OF REPORTING PERSON
      |               IN
--------------------------------------------------------------------------------
                                 (Page 2 of 6 Pages)



     Explanatory Note:
     -----------------
     Thomas O. Barnes previously filed on February 10, 1994, an Information Statement pursuant to Rules 13d-1 and 13d-2 on Schedule 13G, as amended by Amendment No. 1 to Schedule 13G dated February 10, 1995, and Amendment No. 2 dated February 12, 1996. Mr. Barnes has recently been advised by counsel that he should instead report his beneficial ownership of securities of Barnes Group Inc. on Schedule 13D. Accordingly, this Schedule 13D is being filed with respect to Mr. Barnes's current beneficial ownership of securities of Barnes Group Inc.



     Item 1.            Security and Issuer.
     --------------------------------------

          This Statement on Schedule 13D (the "Statement"), filed on behalf of Thomas O. Barnes, relates to the common stock, par value $1.00 per share (the "Stock"), of Barnes Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 123 Main Street, Bristol, Connecticut 06010.


     Item 2.            Identity and Background.
     ------------------------------------------

          (a)  This Statement is filed on behalf of Thomas O. Barnes.

          (b) Mr. Barnes's business address is c/o Barnes Group Inc., 123 Main Street, P. O. Box 489, Bristol, Connecticut 06011-0489.

          (c) Mr. Barnes is Chairman of the Board of Directors and Senior Vice President-Administration of the Company.

          (d) and (e) During the last five years, Mr. Barnes has not been convicted in a criminal proceeding (excluding traffic violations or simple misdemeanors) nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to federal or state securities laws or the violation of such laws.

          (f)  Mr. Barnes is a citizen of the United States.


     Item 3.            Source and Amount of Funds or Other Consideration.
     --------------------------------------------------------------------
          Mr. Barnes received 48,101 shares of Stock as gifts and owns 1,020 shares of Stock pursuant to the Barnes Group Inc. Guaranteed Stock
     Plan, a 401(k) plan. Mr. Barnes also has the right to acquire 18,200 shares of Stock upon exercise of options granted pursuant to the 1991 Barnes Group Stock Incentive Plan. In addition, Mr. Barnes beneficially owns the following shares of Stock in the following capacities:
     (a) 11,661 shares, as custodian for his children, (b) 3,000 shares as a director and executive officer of Barnes Group Foundation, Inc.,
     (c) 112,479 shares, as trustee of a trust for the benefit of the estate of Harry F. Barnes, Mr. Barnes's uncle, and (d) 22,056 shares as trustee of a trust for the benefit of Jarre Betts, Mr. Barnes's sister. Mr. Barnes is also deemed to own beneficially (a) 247 shares of Stock owned of record by his wife, as to all of which he disclaims beneficial ownership and (b) 240,370 shares of Stock owned of record by his father.


                                 (Page 3 of 6 pages)

     Item 4.             Purpose of Transaction.
     ------------------------------------------

          Mr. Barnes has acquired the shares of Stock for investment purposes for himself and in a representative capacity for the benefit of others. Except as set forth below, Mr. Barnes, in his individual capacity and not in his capacity as a director or executive officer of the Company, does not have any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          Mr. Barnes currently intends to continue to hold for investment purposes the 49,121 shares of Stock that he owns directly and through the Barnes Group Inc. Guaranteed Stock Plan and the 149,196 shares of Stock that he beneficially owns in a representative capacity. Mr. Barnes intends to review these investments in the Company on a continuing basis and reserves the right to (a) maintain his holdings at current levels,
     (b) acquire additional shares of Stock in the open market, in privately negotiated transactions, through the Barnes Group Inc. Guaranteed Stock Plan, pursuant to the exercise of options granted pursuant to the 1991 Barnes Group Stock Incentive Plan, through the Dividend Investment Plan of Barnes Group Inc. or otherwise and (c) sell or otherwise dispose of all or a portion of his holdings in the open market or in privately negotiated transactions or otherwise. In addition, Mr. Barnes has been informed by his wife and his father that they similarly intend to review their respective investments in the Company on a continuing basis and reserve the right to (a) maintain their holdings at current levels,
     (b) acquire additional shares of Stock in the open market, in privately negotiated transactions, through the Dividend Investment Plan of Barnes Group Inc. or otherwise. Any such actions on the part of Mr. Barnes, his wife or his father will depend upon, among other things, the availability of shares of Stock for purchase at satisfactory price levels, continuing evaluation of the Company's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; and other future developments.


     Item 5.             Interest in Securities of the Issuer.
     --------------------------------------------------------

     (a) As of the close of business on December 31, 1996, Mr. Barnes beneficially owned 457,424 shares of Stock, constituting approximately 6.9% of the shares of the Stock issued and outstanding as of February 4, 1997. This number includes 18,200 shares of Stock which Mr. Barnes has the right to acquire pursuant to the 1991 Barnes Group Stock Incentive Plan.

     (b) Mr. Barnes has the sole power to vote or to direct the vote of 430,811 share of Stock and sole power to dispose or direct the disposition of 77,962 shares of Stock. Mr. Barnes shares with Fleet National Bank, as the trustee of the Guaranteed Stock Plan and co-trustee with Mr. Barnes of a trust for the benefit of Mr. Barnes's sister, the power to vote or to direct the vote of 1,020 shares of Stock and power to dispose or direct the disposition of 22,056 shares of Stock. Mr. Barnes also shares with Trust Company of Connecticut, co-trustee with Mr. Barnes of a trust for the benefit of Mr. Barnes's uncle, the power to dispose or to direct the disposition of 112,479 shares of Stock. Mr. Barnes also shares with Theodore E. Martin the power to dispose or direct the disposition of 3,000 shares of Stock. Fleet National Bank is a national bank organized under the laws of the United States with its headquarters located at One Monarch Place, Springfield, Massachusetts 01144 and a principal place of business located at 777 Main Street, Hartford, Connecticut 06115. Trust Company of Connecticut is a Connecticut corporation principally engaged in the business of trust and


                                 (Page 4 of 6 Pages)

     investment management, and its principal business and office are located at 100 Pearl Street, Hartford, Connecticut 06103. Theodore E. Martin, President and Chief Executive Officer of the Company, is a citizen of the United States. His business address is c/o Barnes Group Inc., 123 Main Street, P. O. Box 489, Bristol, Connecticut 06011-0489. To the knowledge of Mr. Barnes, none of Theodore E. Martin, Fleet National Bank or Trust Company of Connecticut has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or simple misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to federal or state securities laws or the violation of such laws.

     (c) Mr. Barnes has not effected any transaction in shares of the Stock during the past 60 days.

     (d) The following persons and trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Company beneficially owned by Mr. Barnes:
     Mr. Barnes's three children, his wife, his father, the Barnes Group Foundation, Inc., a trust for the benefit of Mr. Barnes's sister and a trust for the benefit of the estate of Mr. Barnes's uncle.

     (e)  Not applicable.


     Item 6.            Contracts, Arrangements, Understandings or Relationships
     ---------------------------------------------------------------------------
                        with Respect to Securities of the Issuer.
                        --------------------------------------------------------

          Mr. Barnes (or persons whose shares of Stock Mr. Barnes is deemed to beneficially own) participates in the 1991 Barnes Group Stock Incentive Plan and the Dividend Investment Plan of Barnes Group Inc. pursuant to which Mr. Barnes (or such persons) may purchase Stock or receive grants of options to purchase Stock. Mr. Barnes has sole power to vote or direct the vote of 240,370 shares of Stock held of record by his father pursuant to a power of attorney. Under the 1972 Voting Trust for the benefit of the Estate of Harry F. Barnes and a trust for the benefit of Jarre Betts, Mr. Barnes has shared power to vote or direct the vote of the 112,479 and 22,056 shares of Stock held, respectively, by such trusts.


     Item 7.             Material to be Filed as Exhibits.
     ----------------------------------------------------

          3.1  1991 Barnes Group Stock Incentive Plan*

          3.2  Dividend Investment Plan of Barnes Group Inc.**

          3.3  Power of Attorney**

          3.4  1972 Voting Trust for the Benefit of the Estate of Harry F.
               Barnes**

          3.5  Trust for the Benefit of Jarre Betts**

     * Incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

     **   To be filed by amendment.


                                    (Page 5 of 6 Pages)

     SIGNATURES
     ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated:  February 18, 1997
     -------------------------

     /s/ Thomas O. Barnes
     ---------------------------
         Thomas O. Barnes

                               (Page 6 of 6 Pages)